Exhibit 99.5

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
c/o RCG Starboard Advisors, LLC
599 Lexington Avenue, 20th Floor
New York, New York 10022

July 19, 2010

BY FEDEX AND FACSIMILE

Extreme Networks, Inc.
3585 Monroe Street
Santa Clara, California 95051
Attn:  Corporate Secretary

Re:	Notice of Shareholder Nomination of Individuals for Election as Directors and Submission of a Business Proposal at the 2010 Annual Meeting of Stockholders of Extreme Networks, Inc.

Dear Sir or Madam:

This letter serves as notice to Extreme Networks, Inc., a Delaware corporation (“EXTR”), as to the nomination by Ramius Value and Opportunity Master Fund Ltd, an exempted company organized under the laws of the Cayman Islands (“Ramius” or the “Nominating Stockholder”), of nominees for election to the Board of Directors of EXTR (the “Board”) at the 2010 annual meeting of shareholders of EXTR, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “2010 Annual Meeting”), and the submission of a business proposal for consideration at the 2010 Annual Meeting.

This letter and all Exhibits attached hereto are collectively referred to as the “Notice.” As of the date of this Notice, Ramius was the beneficial owner of 5,280,000 shares of Common Stock, $.001 Par Value (the “Common Stock”), of EXTR, 1,000 shares of which are held in record name.  Through this Notice, Ramius hereby notifies you of its intent to (i) nominate Raghu Rau and Jeffrey C. Smith as nominees (the “Nominees”) to be elected to the Board at the 2010 Annual Meeting and (ii) submit a non-binding business proposal for consideration by the stockholders at the 2010 Annual Meeting seeking stockholder approval of a request for the Board to take the necessary steps to declassify the Board so that all directors are elected on an annual basis (the “Business Proposal”).

Ramius believes that the terms of two (2) Class III directors currently serving on the Board expire at the 2010 Annual Meeting.  To the extent that there are in excess of two (2) vacancies on the Board to be filled by election at the 2010 Annual Meeting or EXTR increases the size of the Board above its existing size, Ramius reserves the right to nominate additional nominees to be elected to the Board at the 2010 Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Ramius that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of EXTR’s corporate machinery.  If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees nominated by Ramius at the 2010 Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Ramius.

Below please find information required by the Amended and Restated Bylaws of EXTR (the “Bylaws”) in connection with the nominations and the submission of the Business Proposal.  In addition, reference is made to the Schedule 13D initially filed by Ramius and certain of its affiliates on June 23, 2010, as it may be amended from time to time, as filed and to be filed with the Securities and Exchange Commission (“SEC”).  Such information contained therein is deemed incorporated by reference herein and, accordingly, all information contained in this Notice is deemed to be supplemented thereby.

THE NOMINATIONS

(i)	The name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated:

Stockholder Name	Address

Ramius Value and Opportunity Master Fund Ltd	c/o RCG Starboard Advisors, LLC 599 Lexington Avenue, 20th Floor New York, New York 10022

Nominee Name	Address

Jeffrey C. Smith	c/o Ramius LLC, 599 Lexington Avenue, 20th Floor New York, New York 10022
Raghu Rau	5632 Rutgers Road La Jolla, California 92037

(ii)
A representation that the stockholder is a holder of record of stock of EXTR entitled to vote for the election of Directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice:

Ramius hereby represents that it is the holder of 1,000 shares of Common Stock of record entitled to vote at the 2010 Annual Meeting on the date hereof and intends to appear in person or by proxy at the 2010 Annual Meeting to nominate the Nominees.

(iii)
A description of all arrangements or understandings between the stockholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder:

Ramius and certain of its affiliates have signed or intend to sign a letter agreement pursuant to which they agree to indemnify Mr. Rau against claims arising from the solicitation of proxies from EXTR stockholders in connection with the 2010 Annual Meeting and any related transactions.

In addition, Ramius has signed or intends to sign a compensation letter agreement with Mr. Rau pursuant to which Ramius agrees to pay Mr. Rau: (i) $10,000 in cash upon the submission of this letter by Ramius to EXTR and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the SEC relating to the solicitation of proxies in favor of the election of Messrs. Rau and Smith as directors at the 2010 Annual Meeting.  Pursuant to the compensation letter agreements, Mr. Rau has agreed to use such compensation to acquire securities of EXTR (the “Nominee Shares”) at such time that he shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, Mr. Rau agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two (2) years of his election or appointment as a director; provided, however, in the event that EXTR enters into a business combination with a third party, Mr. Rau may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

Other than as stated above, there are no arrangements or understandings between Ramius and the Nominees or any other person or persons pursuant to which the nominations described herein are to be made.

(iv)
Such other information regarding each of the Nominees proposed by such stockholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended:

Raghu Rau (Age 61) is a strategic advisor specializing in global marketing and business strategy and venture capital and market development for high technology early revenue companies. Mr. Rau has served on the Board of Directors of Microtune, Inc., a receiver solutions company that designs and markets advanced radio frequency (RF) and demodulator electronics for worldwide customers, since May 2010.  Mr. Rau has served on the Board of Directors of SeaChange International, Inc., a provider of software applications, services and integrated solutions for video-on-demand (VOD), digital advertising, and content acquisition monetization and management, since July 2010.  Mr. Rau currently serves on the Marketing Advisory Board of Cleversafe, Inc., a leader in dispersed data storage technologies and on the Strategic Advisory Board of IOCOM Integrated Communications, a provider of software and related services to companies, research labs, and government institutions.  Mr. Rau served as Senior Vice President of the Mobile TV Solutions Business of Motorola, Inc. (“Motorola”), a leading provider of technologies, products and services in the communications industry, from May 2007 until January 2008, and as Senior Vice President of Strategy and Business Development, Networks & Enterprise of Motorola from March 2006 until May 2007.  Mr. Rau served as Corporate Vice President of Global Marketing and Strategy for Motorola from 2005 until 2006 and as Corporate Vice President, Global Marketing from 2001 until 2005 and also led the Professional Services business for the Networks organization.  From October 1992 until 2001, Mr. Rau served in various positions within Motorola, including as Vice President of Strategic Business Planning and Vice President of Sales Operations and held positions in Asia and Europe.  Mr. Rau is a former Chairman of the QuEST Forum, a collaboration of service providers and suppliers dedicated to telecom supply chain quality and performance, and was a Director of the Center for Telecom Management at the University of Southern California.  Mr. Rau also served on the Motorola Partnership Board of France Telecom.  Mr. Rau is the recipient of the 2007 Motorola CEO Top Leadership Award. He is also the recipient of the Motorola  CEO Quality award for his leadership role in the Canopy Wireless Broadband business.  Mr. Rau holds a Bachelor degree in Engineering from the University of Mysore, India and an MBA from the Indian Institute of Management in Ahmedabad.  His extensive experience in a variety of industries, together with his management experience in a variety of roles enable Mr. Rau to provide the Company with valuable financial and executive insights and make him well qualified to sit on the Company’s Board.  The principal business address of Mr. Rau is 5632 Rutgers Road, La Jolla, California 92037.  As of the date hereof, Mr. Rau does not directly own any securities of EXTR nor has he made any direct purchases or sales of any securities of EXTR during the past two years.

Jeffrey C. Smith (age 37) is a Partner Managing Director of Ramius LLC. He is responsible (along with Morgan Stark) for overseeing the firm’s multi-strategy investment platform and is the Chief Investment Officer of the Ramius Value and Opportunity Fund. Mr. Smith is also a member of Cowen Operating Committee and Cowen Investment Committee. Prior to joining Ramius in January 1998, he served as Vice President of Strategic Development for The Fresh Juice Company, Inc. While at Fresh Juice, Mr. Smith helped orchestrate three acquisitions quadrupling sales and doubling market value. He later initiated and completed the sale of The Fresh Juice Company to The Saratoga Beverage Group, Inc. He is currently the Chairman of the Board of Phoenix Technologies Ltd., a provider of core systems software products, services and embedded technologies, where he has served as a director since November 2009.  He also has served as a director of Actel Corporation, a provider of power management solutions, since March 2009.  Mr. Smith is a former member of the Board of Directors of S1 Corporation, Kensey Nash Corp., The Fresh Juice Company, Inc., and Jotter Technologies, Inc., an Internet infomediary company. Mr. Smith is also a member of the Management Committee for Register.com, which provides Internet domain name registration services. He began his career in the Mergers and Acquisitions department at Société Générale. Mr. Smith is a General Securities Registered Representative. As co-head of Ramius’s multi-strategy investment platform, Mr. Smith oversee all of Ramius’s equity and equity-related investing strategies, which requires a thorough understanding of various global markets, economic developments, and fiscal policy. As the Chief Investment Officer of Ramius Value and Opportunity Fund, he has significant experience evaluating companies from a financial, operational, and strategic perspective to identify inefficiencies and the resulting opportunities for value creation. Mr. Smith has particular expertise in assessing companies’ balance sheets and capital structures to determine the best means of raising capital for growth or recapitalizing stressed situations. His extensive experience in a variety of industries together with his management experience in a variety of roles enable Mr. Smith to provide the Company with valuable financial and executive insights and make him well qualified to sit on the Company’s Board. The principal business address of Mr. Smith is c/o Ramius, LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  As of the date hereof, Mr. Smith does not directly own any securities of EXTR nor has he made any direct purchases or sales of any securities of EXTR during the past two years.

Except as set forth in this Notice (including the Exhibits hereto), (i) during the past 10 years, no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Nominee directly or indirectly beneficially owns any securities of EXTR; (iii) no Nominee owns any securities of EXTR which are owned of record but not beneficially; (iv) no Nominee has purchased or sold any securities of EXTR during the past two years; (v) no part of the purchase price or market value of the securities of EXTR owned by any Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Nominee is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of EXTR, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Nominee owns beneficially, directly or indirectly, any securities of EXTR; (viii) no Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of EXTR; (ix) no Nominee or any of his associates was a party to any transaction, or series of similar transactions, since the beginning of EXTR’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which EXTR or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Nominee or any of his associates has any arrangement or understanding with any person with respect to any future employment by EXTR or its affiliates, or with respect to any future transactions to which EXTR or any of its affiliates will or may be a party; and (xi) no Nominee has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which any Nominee or any of his associates is a party adverse to EXTR or any of its subsidiaries or has a material interest adverse to EXTR or any of its subsidiaries.  With respect to each of the Nominees, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act occurred during the past five years.

Each Nominee, as a member of a “group” with Ramius and its affiliates for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the 5,280,000 Shares owned in the aggregate by Ramius and its affiliates.  Each Nominee disclaims beneficial ownership of all such Shares.

(v)	The consent of each of the Nominees to serve as a director of EXTR if so elected:

Each of the Nominees has consented to be named as a nominee in this Notice, to be named as a nominee in any proxy statement filed by Ramius in connection with the solicitation of proxies from EXTR stockholders in connection with the 2010 Annual Meeting and to serve as a director of EXTR, if so elected.  Such consents are attached hereto as Exhibit A.

THE BUSINESS PROPOSAL

(i)	A brief description of the business desired to be brought before the annual or special meeting and reasons for conducting such business at the meeting:

Through this Notice, Ramius is submitting a non-binding proposal requesting that the EXTR Board take the steps necessary to eliminate the classification of the EXTR Board and to require that all directors stand for election annually. EXTR’s Charter currently requires that the Board be divided into three classes having staggered three-year terms.  The non-binding proposal seeks for the declassification to be accomplished in the most expeditious manner available under the Delaware General Corporation Law.

Proposed Resolution:

RESOLVED, that the stockholders of Extreme Networks, Inc. request that the Board of Directors take the necessary steps to declassify the Board of Directors and to require that all directors stand for election annually. The Board declassification shall be done in the most expeditious manner available under the Delaware General Corporation Law.

Reasons for Conducting Such Business:

Ramius believes the election of directors is the most powerful way that stockholders can influence the strategic direction of a public company. Currently, the EXTR Board is divided into three classes serving staggered three-year terms. It is our belief that the classification of the Board is not in the best interests of EXTR and its stockholders because it reduces accountability and is an unnecessary anti-takeover device. The elimination of the staggered board would require each director to stand for election annually. We believe that such annual accountability would serve to keep directors closely focused on the performance of top executives and on maximizing stockholder value.  A classified board protects the incumbency of the board and current management, which in turn limits accountability to stockholders. It is our belief that EXTR’s corporate governance procedures and practices, and the level of management accountability they impose, are related to the financial performance of the Company. We believe sound corporate governance practices, such as the annual election of directors, will impose the level of management accountability necessary to help insure that a good performance record continues over the long term.

(ii)	The name and address, as they are believed to appear on the Corporation’s books, of the stockholder proposing such business:

Stockholder Name	Address

Ramius Value and Opportunity Master Fund Ltd	c/o RCG Starboard Advisors, LLC 599 Lexington Avenue, 20th Floor New York, New York 10022

(iii)	The class and number of shares of the Corporation which are beneficially owned by the stockholder:

As of the date hereof, Ramius is the beneficial owner of 5,280,000 shares of EXTR’s Common Stock, par value $0.001.

(iv)	Any material interest of the stockholder in such business:

Other than as stated herein, Ramius does not have any material interest in the Business Proposal.

*              *              *

Please address any correspondence to Ramius Value and Opportunity Master Fund Ltd, Attention: Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7986 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222).  The giving of this Notice is not an admission that any purported procedures for notice concerning the nomination of directors to the Board and submission of business proposals are legal, valid or binding, and Ramius reserves the right to challenge their validity.  If EXTR contends this Notice is incomplete or is otherwise deficient in any respect, please notify Ramius, Attention: Owen S. Littman, telephone (212) 201-4841, facsimile (212) 845-7986 (with a copy to our counsel, Olshan Grundman Frome Rosenzweig & Wolosky LLP, Park Avenue Tower, 65 East 55th Street, New York, New York 10022, Attention: Steven Wolosky, Esq., telephone (212) 451-2333, facsimile (212) 451-2222) setting forth the facts that EXTR contends support its position and specifying any additional information believed to be required.  In the absence of such prompt notice, Ramius will assume that EXTR agrees that this Notice complies in all respects with the requirements of the Bylaws.  Ramius reserves the right to withdraw or modify this Notice at any time.

Very truly yours,

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

By:	/s/ Owen S. Littman
Name:	Owen S. Littman
Title:	Authorized Signatory